Exhibit 1

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2014 (the 2014 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2014 Form 18-K, you should rely on the information in this section.

United Mexican States

Form of Government

On April 27, 2016, the Ley de Disciplina Financiera de las Entidades Federativas y los Municipios (Law for the Financial Discipline of the States and the Municipalities) was published in the Diario Oficial de la Federación (Official Gazette of the Federation). Pursuant to the law, states and municipalities will need the authorization of the local Congress to incur additional indebtedness if their outstanding indebtedness is higher than six percent of the revenues approved by the Legislative branch for the applicable fiscal year. The law also imposes a new set of requirements that must be met prior to having the Federal Government of Mexico (the Federal Government) guarantee debt issued by states and municipalities. This legislation follows a decree amending articles 25, 73, 79, 108, 116 and 117 of the Constitution published in the Official Gazette of the Federation on May 26, 2015 which created a new legal framework to control the borrowing practices of the states and municipalities.

On April 27, 2016, a decree amending the Ley del Instituto del Fondo Nacional de la Vivienda para los Trabajadores (Law of the National Workers’ Housing Fund Institute, or INFONAVIT) was published in the Official Gazette of the Federation. The decree amended the legal framework applicable to INFONAVIT, conforming it to the recently enacted constitutional reform that ended the practice of using the minimum wage as a measurement unit for purposes of calculating fines and other government imposed penalties. This decree implemented the Unidad de Medida y Actualización (UMA) as a new measurement unit for purposes of calculating mortgage credits and allows workers to transfer funds from a housing sub-account into a retirement fund, among other measures.

On May 9, 2016, the Ley de Federal de Transparencia y Acceso a la Información Pública (Federal Law for Transparency and Access to Public Information) was published in the Official Gazette of the Federation. The main objective of this law is to promote government transparency and facilitate access to public information held by any instrumentality of the executive, legislative and judicial branches, or any public entity that is a recipient of public funds.

On June 1, 2016, the Ley de Zonas Económicas Especiales (Law of Special Economic Zones) was published in the Official Gazette of the Federation. This law is part of the National Development Plan and its purpose is to regulate the establishment and operation of the Zonas Economica Especiales (Special Economic Zones) and promote sustainable economic growth in the undeveloped regions of the country, particularly the southern region of Mexico. The Special Economic Zones are designated geographic areas subject to special incentives to promote business, attract new investment and generate employment opportunities through infrastructure development projects.

On June 5, 2016, elections were held for governorships in 12 states including Aguascalientes, Chihuahua, Durango, Hidalgo and Puebla, among others. In addition, a special election was held to appoint the members that will be part of the Constitutional Assembly of Mexico City that will be responsible for drafting the new Constitution of Mexico City. The results remain pending until the National Electoral Institute issues an official statement validating their results.

On June 18, 2016, a constitutional amendment enacted in June 2008 to reform the criminal justice system (the Criminal Justice System Reform) went into effect. The Criminal Justice System Reform implements, among other measures, the following changes to Mexico’s criminal justice system:

•	Mexico will transition to an accusatory system of criminal justice, in which defendants are presumed innocent until proven guilty. Closed-door proceedings, conducted almost exclusively through written briefs, will be replaced with oral trials open to the public.

•	Victims of criminal activity will be more directly involved in their proceedings and will also benefit from increased protection of their personal data, as well as access to legal, medical and psychological assistance, if necessary.

•	The Sistema Nacional de Seguridad Pública (National Public Safety System) will be established to ensure consistency across the federal, state and municipal levels of government, as well as in the rules for hiring, training, evaluating and certifying the Mexico’s police officers.

On July 18, 2016, a constitutional reform regarding the Sistema Nacional Anticorrupción (National Anticorruption System, or NAS) went into effect. The NAS is a package consisting of seven interrelated laws whose main objective is to prevent, diminish and eventually eradicate corruption in Mexico. As part of the efforts to combat corruption, this reform creates specialized anti-corruption government units and increases the sanctions imposed on those found guilty of corruption, among other measures.

Foreign Affairs

On April 27, 2016, the Senado de la República (Senate) received, and began to review, the official documentation relating to the Trans-Pacific Partnership Agreement (TPP). The TPP will become effective once ratified by the Senate.

Others

On March 14, 2016, a decree amending the Ley General de Sociedades Mercantiles (the General Law of Business Corporations) was published in the Official Gazette of the Federation. This decree created a new type of single-member corporate entity known as the simplified stock corporation (Sociedad por Acciones Simplificada). This reform attempts to simplify the mechanism for incorporating small businesses and incentivize their growth within Mexico.

The Economy

Gross Domestic Product

The following tables set forth the composition of Mexico’s real GDP by economic sector, in constant 2008 pesos and in percentage terms, for the periods indicated.

Real GDP by Sector

	2011		2012		2013		2014		2015		First quarter 2016(1)(2) (annualized)
	(in billions of constant pesos)(3)
Primary activities:
Agriculture, forestry, fishing, hunting and livestock(4)	Ps.	377.2	Ps.	405.3	Ps.	409.1	Ps.	426.2	Ps.	427.8	Ps.	409.9
Secondary activities:
Mining		1,017.2		1,026.0		1,024.5		1,009.1		950.2		930.0
Utilities		286.0		292.1		293.6		317.7		330.6		325.9
Construction		1,015.1		1,040.0		990.3		1,010.2		1,036.2		994.6
Manufacturing		2,109.3		2,196.1		2,222.7		2,314.6		2,378.8		2,345.8
Tertiary activities:
Wholesale and retail trade		1,919.1		2,010.6		2,055.7		2,120.0		2,215.7		2,170.7
Transportation and warehousing		728.4		758.0		776.4		801.5		828.8		828.9
Mass media information		371.1		431.6		453.1		454.1		500.1		536.1
Finance and insurance		523.3		563.4		622.0		616.5		622.3		654.8
Real estate, rental and leasing		1,548.5		1,587.2		1,603.1		1,635.7		1,673.7		1,723.3
Professional, scientific and technical services		288.3		291.4		294.8		299.7		310.0		318.3
Management of companies and enterprises		74.4		80.8		79.4		85.1		86.8		80.1
Administrative and support and waste management and remediation services		395.7		412.9		430.7		429.8		434.3		448.6
Education services		481.3		492.0		495.9		496.2		499.6		505.0
Health care and social assistance		260.3		265.9		267.4		265.9		269.4		274.4
Arts, entertainment and recreation		56.9		58.5		60.6		59.7		62.4		59.8
Accommodation and food services		259.8		273.9		279.0		287.0		304.0		312.2
Other services (except public administration)		261.5		270.0		275.7		280.2		286.8		298.4
Public administration		472.1		489.5		487.3		496.4		509.4		494.2

Gross value added at basic values		12,445.4		12,945.2		13,121.2		13,405.6		13,726.9		13,710.7
Taxes on products, net of subsidies		328.8		342.3		347.1		365.0		383.2		392.7

GDP	Ps.	12,774.2	Ps.	13,287.5	Ps.	13,468.3	Ps.	13,770.7	Ps.	14,110.1	Ps.	14,103.4

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Annualized. Actual first quarter nominal GDP data has been annualized by multiplying it by four. The annualized data is included for comparison purposes only, and is not necessarily indicative of, and may vary materially from, performance for the full fiscal year.
(3)	Based on GDP calculated in constant 2008 pesos.
(4)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Real GDP Growth by Sector

(% change against prior years)(1)

	2011	2012	2013	2014	2015	First quarter 2016(2)(3) (annualized)
GDP (constant 2008 prices)	4.0%	4.0%	1.4%	2.2%	2.5%	2.6%
Primary activities:
Agriculture, forestry, fishing, hunting and livestock(4)	(2.3)	7.4	0.9	4.2	0.4	3.1
Secondary activities:
Mining	(0.4)	0.9	(0.1)	(1.5)	(5.8)	(3.3)
Utilities	6.9	2.1	0.5	8.2	4.1	1.7
Construction	4.1	2.5	(4.8)	2.0	2.6	2.0
Manufacturing	4.6	4.1	1.2	4.1	2.8	1.0
Tertiary activities:
Wholesale and retail trade	9.7	4.8	2.2	3.1	4.5	3.6
Transportation and warehousing	4.0	4.1	2.4	3.2	3.4	3.2
Mass media information	4.4	16.3	5.0	0.2	10.1	11.8
Finance and insurance	7.1	7.7	10.4	(0.9)	0.9	6.8
Real estate, rental and leasing	2.9	2.5	1.0	2.0	2.3	2.3
Professional, scientific and technical services	5.1	1.1	1.2	1.7	3.4	8.4
Management of companies and enterprises	3.5	8.6	(1.8)	7.2	2.1	4.5
Administrative support, waste management and remediation services	6.0	4.4	4.3	(0.2)	1.0	3.1
Education services	1.6	2.2	0.8	0.1	0.7	0.2
Health care and social assistance	2.1	2.1	0.6	(0.6)	1.3	0.2
Arts, entertainment and recreation	(0.7)	2.9	3.4	(1.5)	4.6	4.4
Accommodation and food services	1.5	5.4	1.8	2.9	5.9	6.8
Other services (except public administration)	1.9	3.3	2.1	1.6	2.3	6.5
Public administration	(1.4)	3.7	(0.5)	1.9	2.6	(3.0)

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant 2008 pesos.
(2)	Preliminary figures.
(3)	Annualized. Actual first quarter nominal GDP data has been annualized by multiplying it by four. The annualized data is included for comparison purposes only, and is not necessarily indicative of, and may vary materially from, performance for the full fiscal year.
(4)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

According to preliminary figures, Mexico’s GDP increased by 2.6% in real terms during the first quarter of 2016, as compared to the same period of 2015. This growth was due to increases in the sectors of mass media information; professional, scientific and technical services; accommodation and food services; finance and insurance; and other services (except public administration) of 11.8%, 8.4%, 6.8%, 6.8% and 6.5%, respectively. These increases were partially offset by decreases in the sectors of public administration and mining of 3.0% and 3.3%, respectively. As with all quarterly GDP figures released by INEGI, these GDP figures have been annualized by multiplying GDP for the first quarter by four. Quarterly real GDP data for the period presented is not necessarily indicative of performance for the full fiscal year.

Prices and Wages

Consumer inflation (as measured by the change in the national consumer price index, or NCPI) for the year ended December 31, 2015 was 2.1%, as compared to 4.1% during 2014. During the first six months of 2016, consumer inflation was 2.5%, as compared to 2.9% during the same period of 2015.

Interest Rates

During 2015, interest rates on 28-day Cetes (Mexico’s Federal Treasury certificates) averaged 3.0%, as compared to 3.0% during 2014. Interest rates on 91-day Cetes averaged 3.1% during 2015, as compared to 3.1% during 2014. During the first six months of 2016, interest rates on 28-day Cetes averaged 3.6%, as compared to 2.9% during the same period of 2015. During the first six months of 2016, interest rates on 91-day Cetes averaged 3.8%, as compared to 3.0% during the same period of 2015.

On August 4, 2016, the 28-day Cetes rate was 4.22% and the 91-day Cetes rate was 4.38%.

Employment and Labor

According to preliminary figures, Mexico’s unemployment rate was 4.0% as of June 30, 2016, a 0.2 percentage point decrease from the rate registered as of December 31, 2015.

A subset of the Mexican work force is unionized. Mexican labor legislation requires that collective bargaining agreements be renewed at least every two years (with wages subject to renegotiation annually) and places limitations on strikes. As of June 30, 2016, there were no strikes that affected the federal jurisdiction.

Principal Sectors of the Economy

Manufacturing

The following table sets forth the change in industrial manufacturing output by sector for the periods indicated.

Industrial Manufacturing Output Differential by Sector

(% change against prior years)(1)

	2011	2012	2013	2014	2015	First quarter 2016 (2)
Food	2.2%	2.6%	0.9%	0.6%	1.6%	1.4%
Beverage and tobacco products	4.6	2.6	(0.5)	3.1	6.0	7.5
Textile mills	(4.4)	3.1	(2.7)	(1.7)	2.1	1.0
Textile product mills	(2.9)	(0.1)	3.5	7.0	9.9	2.2
Apparel	0.2	(0.5)	3.3	(2.8)	7.2	4.6
Leather and allied products	(0.7)	3.5	(0.6)	(1.7)	2.2	1.1
Wood products	5.1	13.0	(2.2)	1.0	3.1	(7.9)
Paper	(0.8)	4.8	2.1	3.1	3.2	3.4
Printing and related support activities	4.2	(4.1)	(6.9)	(2.7)	1.1	(4.0)
Petroleum and coal products	(3.6)	1.1	3.3	(4.5)	(7.6)	0.7
Chemicals	(0.1)	(0.3)	0.8	(1.3)	(1.4)	(1.0)
Plastics and rubber products	6.7	9.0	(1.9)	6.5	4.3	4.1
Nonmetallic mineral products	3.7	2.3	(3.1)	2.7	5.2	1.7
Primary metals	4.3	3.8	2.3	8.4	(4.0)	(2.6)
Fabricated metal products	7.0	3.9	(3.3)	7.8	5.9	7.5
Machinery	13.3	5.5	0.2	1.6	(0.5)	6.2
Computers and electronic products	6.7	0.5	3.6	11.1	6.8	7.1
Electrical equipment, appliances and components	(1.1)	1.7	(2.0)	8.8	6.0	2.7
Transportation equipment	16.6	13.9	5.8	12.4	6.9	(3.0)
Furniture and related products	1.2	2.8	(5.8)	(1.8)	7.5	(0.9)
Miscellaneous	5.1	0.4	0.0	6.4	3.7	3.0
Total expansion/contraction	4.6	4.1	1.2	4.1	2.8	1.0

(1)	Percent change reflects differential in constant 2008 pesos.
(2)	Preliminary figures.

Source: INEGI.

According to preliminary figures, the manufacturing sector expanded by 2.8% in real terms during 2015 as compared to 2014. During the first three months of 2016, the manufacturing sector expanded by 1.0% in real terms, as compared to 3.1% during the same period of 2015.

This expansion was primarily due to expansions in the sectors of textile product mills, furniture and related products, apparel and computers and electronic products. In total, 17 manufacturing sectors expanded during 2015, while four sectors contracted, each as compared to 2014.

Petroleum and Petrochemicals

Based on the unaudited condensed consolidated interim financial statements of PEMEX for the three months ended March 31, 2016, PEMEX’s total sales decreased by 19.5%, from Ps. 279.5 billion in the first three months of 2015 to Ps. 225.0 billion in the same period of 2016. This decrease in total sales was primarily due to the factors described below. “PEMEX” refers to Petróleos Mexicanos, its seven subsidiary entities, Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Perforación y Servicios (Pemex Drilling and Services), Pemex Logística (Pemex Logistics), Pemex Cogeneración y Servicios (Pemex Cogeneration and Services), Pemex Fertilizantes (Pemex Fertilizers) and Pemex Etileno (Pemex Ethylene), and its subsidiary companies listed in Note 4 to PEMEX’s audited consolidated financial statements included in Petróleos Mexicanos’ annual report on Form 20-F for the fiscal year ended December 31, 2015 as filed with the U.S. Securities and Exchange Commission on May 16, 2015.

Domestic sales decreased by 10.2% in the first three months of 2016, from Ps. 170.7 billion in the first three months of 2015 to Ps. 153.3 billion during the same period of 2016, primarily due to decreases in sales prices of fuel oil, diesel, gasoline and natural gas, by 49.4%, 25.9%, 10.4% and 2.9%, respectively, during the first three months of 2016 as compared to the first three months of 2015. Total export sales (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the corresponding export sale was made) decreased by 34.9% in the first three months of 2016, from Ps. 105.2 billion in the first three months of 2015 to Ps. 68.5 billion in the same period of 2016, primarily due to (1) a 43.0% decrease in the weighted average price of export crude oil from U.S. $45.38 per barrel of crude oil in the first three months of 2015 to U.S. $25.85 per barrel of crude oil in the first three months of 2016 and (2) 15.4% and 11.5% decreases in the exported volume of Isthmus and Maya crude oil, respectively.

In the first three months of 2016, PEMEX reported a net loss of Ps. 62.0 billion (U.S. $3.6 billion) on Ps. 225.0 billion in total sales, as compared to a net loss of Ps. 100.5 billion (U.S. $6.6 billion) on Ps. 279.5 billion in total sales in the first three months of 2015. This decrease in net loss during the first three months of 2016 is primarily explained by: (1) a 36.8% decrease in taxes and duties; (2) a 16.5% decrease in cost of sales; and (3) a 155.3% increase in gain in derivative financial instruments (cost), net, all of which was partially offset by a 19.5% decrease in total sales.

Tourism

Mexico’s tourism sector expanded during the first five months of 2016. As compared to the same period in 2015, this sector experienced both increases and decreases in the following areas:

•	revenues from international travelers (including both tourists and visitors who enter and leave the country on the same day) totaled U.S. $8.4 billion, a 7.3% increase from the same period in 2015;

•	revenues from tourists to the interior (as opposed to border cities) totaled U.S. $7.2 billion, an 8.7% increase from the same period in 2015;

•	the number of tourists to the interior totaled 8.4 million, a 13.5% increase from the same period in 2015;

•	the average expenditure per tourist to the interior totaled U.S. $858.6, a 4.2% decrease from the same period in 2015;

•	expenditures by Mexican tourists abroad totaled U.S. $2.4 billion, a 3.5% decrease from the same period in 2015; and

•	expenditures by Mexicans traveling abroad (which include both tourists and one-day visitors) totaled U.S. $3.9 billion, a 2.2% decrease from the same period in 2015.

In total, the Mexican tourism sector recorded a U.S. $4.5 billion surplus in the balance of payments during the first five months of 2016, a 17.1% increase from the U.S. $3.8 billion surplus recorded during the same period in 2015.

Agriculture

According to preliminary figures, the agriculture sector (including livestock, fishing, forestry and hunting) accounted for approximately 2.9% of Mexico’s total GDP in the first quarter of 2016, representing a 3.1% increase in agricultural output as compared to the first quarter of 2015. This increase in output was primarily due to an increase in the production of basic grains and vegetable crops as a result of improved weather conditions in the West and Southeast regions of the country.

According to preliminary figures, approximately 12.7% of Mexico’s economically active population was employed within the agriculture industry as of the first quarter of 2016.

Along with Canada, Mexico is one of the largest agricultural trading partners of the U.S. With respect to agriculture trading, Mexico accounted for 13.3% of total U.S. agricultural exports (0.4 percentage points higher than in 2014) and 18.5% of agricultural imports from the U.S. (1.3 percentage points higher than 2014) in 2015. The main agricultural exports in 2015 were tomatoes, avocados and peppers.

Electric Power

Increased access to electricity is a Government priority. As of December 31, 2015, approximately 98.5% of the total population had access to electric power. As a percentage of the total population, approximately 99.5% of Mexico’s urban population and 95.1% of Mexico’s rural population had access to electricity as of December 31, 2015.

The Government continues to invest in electricity generation, transmission and distribution infrastructure to address Mexico’s growing demand for electricity. The expected total investment in the electric energy sector for 2014-2018 is as follows:

•	approximately Ps. 310.8 billion in energy generation infrastructure;

•	approximately Ps. 58.1 billion in energy transmission infrastructure; and

•	approximately Ps. 189.1 billion in energy distribution.

The diversification of energy resources is also an important objective of the Government. The total energy generated in 2015 was produced by the following diverse sources:

•	62.6% was produced by hydrocarbons plants;

•	21.9% was produced by hydroelectric plants;

•	9.8% was produced by coal-fired plants;

•	2.8% was produced by nuclear power plants;

•	1.6% was produced by geothermal plants; and

•	1.3% was produced by wind plants.

In 2015, these energy sources produced 260,835.62 gigawatt hours of electricity, an increase of 0.3% compared to 2014 (and an overall increase of 7.5% since 2010). Mexico exported 2,194.6 gigawatt hours of this electricity in 2015, as compared to 2,652.7 gigawatt hours in 2014. As of December 31, 2015, installed generating capacity was 55,118.3 megawatts, an increase of 1.4% from 2014. Domestic energy generation in 2015 was further supplemented by imports of electricity totaling 1,650.0 gigawatt hours.

Construction

During the first quarter of 2016, construction sector output increased by 2.0% in real terms, as compared to a 4.7% increase in real terms during the same period of 2015. The construction sector is subject to cyclical trends and is one of the sectors most affected by changes in Governmental and private sector expenditures. As such, the construction sector has largely benefited from the recent reconstruction, modernization and expansion of the federal highway network, as well as other infrastructure-, residential- and industrial-related construction projects.

Transportation and Communications

During the first quarter of 2016, the transportation and storage industry increased by 3.2% in real terms as compared to a 3.2% increase in real terms during the same period of 2015.

According to preliminary figures, at December 31, 2015, Mexico’s road network totaled an estimated 242,521.8 miles (390,301.1 km), of which 96,340.2 miles (155,044.4 km) consisted of paved roads and of which 6,005.0 miles (9,664.1 km) consisted of toll expressways.

During 2015, the amount of cargo transported via Mexican seaports totaled 289.7 million tons, a 1.1% increase as compared to 2014.

During 2015, the number of airline passengers on international and domestic flights to and from Mexico increased by 12.3% as compared to 2014, while the number of airlines passengers on international flights to and from Mexico increased by 12.0% as compared to 2014.

Mining

During the first quarter of 2016, mining, petroleum and gas sector output decreased by 3.3% in real terms, as compared to a decrease of 5.8% during the same period of 2015. This decrease was mainly due to a contraction in oil mining as a result of a decline in oil production platforms and in services related to oil extraction.

Extractive mineral exports (excluding oil) decreased by 23.5% in nominal terms during the first quarter of 2016 as compared to the same period in 2015. This decrease was mainly due to a reduction in the export of industrial metals: iron, aluminum, titanium; as well as a reduction in precious metals’ exports: silver and platinum. In total, extractive mineral exports (including oil and oil products) accounted for 5.2% of total merchandise exports (including in-bond industry exports) in the first quarter of 2016.

Financial System

Central Bank and Monetary Policy

At June 30, 2016, Mexico’s M1 money supply was 13.1% greater in real terms than the level at June 30, 2015. The amount of bills and coins held by the public was 13.9% greater in real terms than at June 30, 2015. In addition, the aggregate amount of checking account deposits denominated in pesos was 6.5% greater in real terms than at the same date in 2015.

At June 30, 2016, financial savings — defined as the difference between the monetary aggregate M4 and bills and coins held by the public — were 2.3% greater in real terms than financial savings at June 30, 2015. Savings generated by Mexican residents increased by 4.9% and savings generated by non-residents decreased by 8.4%, both in real terms, as compared to the same period of 2015.

At December 31, 2015, the monetary base totaled Ps. 1,241.7 billion, a 16.8% nominal increase from the level of Ps. 1,062.9 billion at December 31, 2014, due to a 17.2% nominal increase in the amount of bills and coins held by the public and a 9.8% nominal increase in checking account deposits. This increase was caused, in part, by fiscal reforms and the temporary effects of local campaigns and elections. As of July 31, 2016, the monetary base totaled Ps. 1,253.1, a 0.9% nominal increase from Ps. 1,241.7 at December 31, 2015, due to an increase in private bank loans.

The Securities Markets

The Bolsa Mexicana de Valores (BMV) publishes the Índice de Precios y Cotizaciones (Stock Market Index, or the IPC) based on a group of the thirty five most actively traded shares.

At August 1, 2016, the IPC stood at 46,807 points, representing a 8.9% increase from the level at December 31, 2015.

Banking System

According to preliminary figures, at May 31, 2016, the total amount of past-due commercial bank loans (excluding those banks undergoing government intervention and those in special situations) was Ps. 87.0 billion, as compared to Ps. 85.4 billion at December 31, 2015. Moreover, the past-due loan ratio of commercial banks was 2.3%, as compared to a ratio of 2.3% at December 31, 2015. The amount of loan loss reserves held by commercial banks at May 31, 2016 totaled Ps. 117.7 billion, as compared to Ps. 114.4 billion at December 31, 2015. As a result, commercial banks had reserves covering 135.4% of their past-due loans, well exceeding the minimum reserve level of 10.5%.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during the first six months of 2016, Mexico registered a trade deficit of U.S. $7.1 billion, as compared to a trade deficit of U.S. $4.2 for the same period during 2015. This was due to increases in the oil balance and the non-oil balance deficit. In particular, exports decreased as follows, each as compared to the same period during 2015:

•	petroleum exports decreased by 36.7%;

•	non-petroleum exports decreased by 2.8%;

•	merchandise exports decreased by 5.1%; and

•	exports of manufactured goods (which represented 90.0% of total merchandise exports) decreased by 3.0%.

According to preliminary figures, during the first six months of 2016, total imports decreased by 3.5%, to U.S. $185.9 billion, as compared to U.S. $192.6 billion for the same period of 2015. In particular, imports decreased as follows, each as compared to the same period during 2015:

•	imports of intermediate goods decreased by 2.4%;

•	imports of capital goods decreased by 6.0%; and

•	imports of consumer goods decreased by 7.3%.

Balance of International Payments

According to preliminary figures, during the first three months of 2016, Mexico’s current account registered a deficit of 0.7% of GDP, or U.S. $1.0 billion, as compared to a deficit of U.S. $1.2 billion during the same period in 2015. The deficit was due to decreases in merchandise exports, factor services exports and portfolio investments. The capital account registered a surplus of U.S. $7.4 billion during the first three months of 2016, as compared to a surplus of U.S. $5.1 billion during the same period in 2015. Foreign investment in Mexico totaled U.S. $5.6 billion during the first three months of 2016 and was composed of direct foreign investment inflows totaling U.S. $7.9 billion and net foreign portfolio investment outflows (including securities placed abroad) totaling U.S. $2.3 billion.

At July 29, 2016, Banco de México’s international reserves totaled U.S. $177.4 billion, an increase of U.S. $653 million as compared to international reserves at December 31, 2015. At July 29, 2016, Banco de México’s net international assets totaled U.S. $179.7 billion, an increase of U.S. $2.1 billion from the amount at December 31, 2015.

On May 27, 2016, the IMF approved a two-year Flexible Credit Line for 62.4 million Special Drawing Rights (SDR), equivalent to about U.S. $88 billion, which Mexico will use as a precautionary measure, replacing the existing agreement of SDR 47.3 million.

On November 7, 2014, Banco de México’s Foreign Exchange Commission submitted a request to the IMF for an advanced renewal and amendment of Mexico’s Flexible Credit Line (FCL) with the IMF. This request would extend the term of the credit line another two years. On November 26, 2014, the IMF granted this request. As of November 23, 2015, the amount available under Mexico’s credit line with the IMF was approximately U.S. $65.1 billion. As of the date of this report, no amounts have been disbursed under this credit line.

Exchange Controls and Foreign Exchange Rates

On August 1, 2016, the peso/dollar exchange rate closed at Ps. 18.8979 = U.S. $1.00, a 9.8% depreciation in dollar terms as compared to the rate on December 31, 2015. The peso/U.S. dollar exchange rate announced by Banco de México on August 1, 2016 (which took effect on the second business day thereafter) was Ps. 18.8504 = U.S. $1.00.

Public Finance

Revenues and Expenditures

In nominal pesos and according to preliminary figures, the public sector balance registered a deficit of Ps. 61.6 billion (including physical investment expenditures by PEMEX) during the first three months of 2016, or 0.4% of GDP. This deficit was Ps. 96.5 billion during the same period of 2015. The public sector balance registered a surplus of Ps. 13.9 billion (excluding physical investment expenditures by PEMEX), as compared to a Ps. 15.9 billion surplus registered during the same period of 2015.

In nominal pesos and according to preliminary figures, including physical investment expenditures by PEMEX, the total primary balance registered a surplus of Ps. 22.4 billion during the first three months of 2016, as compared to a Ps. 37.5 deficit registered during the same period of 2015.

According to preliminary figures, during the first three months of 2016, public sector budgetary revenues amounted to Ps. 1,058.6 billion in nominal pesos, 5.1% less in real terms as compared to the same period of 2015. During the first three months of 2016, revenues have increased or decreased as follows, each in real terms and as compared to the same period of 2015:

•	crude oil revenues decreased by 21.3%;

•	non-oil tax revenues increased by 6.1%; and

•	non-tax PEMEX revenues (as a percentage of total public sector budgetary revenues) decreased by 0.7 percentage points, to 6.3%, as compared to approximately 7.0% during the same period of 2015.

The following indicates the remaining amounts in various stabilization funds as of March 31, 2016:

•	the Fondo de Estabilización de los Ingresos Presupuestarios (Budgetary Income Stabilization Fund, formerly known as Oil Revenues Stabilization Fund) totaled Ps. 10.7 billion;

•	the Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 3.1 billion; and

•	the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (PEMEX Infrastructure Investment Stabilization Fund) and the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) did not have any remaining funds.

On April 13, 2016, Mexican government officials announced several measures to support PEMEX’s financial position in view of the challenges posed by low oil prices. These measures include, among others, (i) direct capital contributions of approximately Ps. 26.5 billion that were financed in part through savings generated by spending cuts announced in February 2016, and (ii) issuing Ps. 47 billion short-term Mexican government debt securities in exchange for the Ps. 50.0 billion promissory note issued by the Mexican Government to PEMEX in 2015 to ensure pension and retirement payments. Additionally, the Mexican Government announced adjustments to PEMEX’s tax regime in order to enable PEMEX to deduct more of its exploration and production costs.

The table below sets forth the preliminary budgetary results for 2015 and the first three months of 2016. It also sets forth the assumptions and targets underlying Mexico’s 2015 Budget and 2016 Budget.

2015 and First Three Months of 2016 Results;

2015 Budget and 2016 Budget Assumptions and Targets

	2015 Budget(2)	2015 Results(1)	2016 Budget(5)		First three months of 2016 Results(1)
Real GDP growth (%)	3.7%	2.5%	3.1	%(6)	2.6%
Increase in the national consumer price index (%)	3.0%	2.1%	3.0%		2.6%
Average export price of Mexican oil mix (U.S. $/barrel)	$82.00 (3)	$43.39	$50.00		$25.95
Average exchange rate (Ps./$1.00)	13.0	15.9	16.4		18.1
Average rate on 28-day Cetes (%)	3.5%	3.0%	4.5%		3.4%
Public sector balance as % of GDP(4)	(3.5)%	(4.5)%	n.a.		(0.4)%
Primary balance as % of GDP(4)	n.a %	(1.5)%	(0.6)%		0.2%
Current account deficit as % of GDP	n.a %	(3.7)%	(2.6)%		(0.9)%

n.a. = Not available.

(1)	Preliminary figures.
(2)	2015 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines for 2015) and in the Programa Económico 2015 (Economic Program for 2015). These figures do not reflect actual results for the year or updated estimates of Mexico’s 2015 economic results.
(3)	The Government entered into hedging agreements to protect against the effects of a potential decline in oil prices with respect to the level that was assumed in the 2015 Revenue Law.
(4)	Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and recognition as public sector debt of certain PIDIREGAS obligations, as discussed under “Public Finance—Revenues and Expenditures—General” in the 2014 Form 18-K.
(5)	2016 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2016 (General Economic Policy Guidelines for 2016) and in the Programa Económico 2016 (Economic Program for 2016), as modified by the 2016 Budget adopted by the Congress.
(6)	Represents the median of the estimated range of real GDP growth (2.6% to 3.6%).

Source: Ministry of Finance and Public Credit.

Fiscal Policy

On June 23, 2016, the United Kingdom held a referendum which resulted in a vote to withdraw from the European Union. The following day, on June 24, 2016, Mexican government officials announced that Mexico would be ready to implement the necessary liquidity measures to respond to the market volatility caused by the results of the United Kingdom’s referendum and announced additional spending cuts of approximately Ps. 31.7 billion.

Public Debt

Internal Public Debt

According to preliminary figures, at March 31, 2016, the Government’s net internal debt totaled Ps. 4,797.5 billion, a 0.3% decrease in nominal terms as compared to Ps. 4,814.1 billion outstanding at December 31, 2015. This debt figure includes the Ps. 149.5 billion liability associated with social security under the ISSSTE Law, as described under “The Economy—Employment and Labor” in the 2014 Form 18-K. The net internal debt of the public sector, on the other hand, totaled Ps. 5,390.4 billion according to preliminary figures, a 0.2% increase in nominal terms as compared to the Ps. 5,379.9 billion outstanding at December 31, 2015.

According to preliminary figures, at March 31, 2016, the Government’s gross internal debt totaled Ps. 5,234.3 billion, a 3.2 % increase in nominal terms as compared to Ps. 5,074.0 billion outstanding at December 31, 2015. Of the total gross internal debt at March 31, 2016, Ps. 476.5 represented short-term debt, as compared to Ps. 490.6 billion at the end of 2015, and Ps. 4,757.8 billion represented long-term debt, as compared to Ps. 4,583.4 billion at the end of 2015. The gross internal debt of the public sector, on the other hand, totaled Ps. 5,804.0 billion at March 31, 2016 according to preliminary figures, a 2.9% increase in nominal terms as compared to Ps. 5,639.5 billion outstanding at December 31, 2015.

According to preliminary figures, at March 31, 2016, the Government’s financing costs on its internal debt totaled Ps. 10.8 billion, or 0.04% of GDP, representing a 40.0% nominal increase as compared to its financing costs of Ps. 7.7 billion, or 0.1% of GDP, during the same period of 2015.

As of March 31, 2016, the average maturity of the Government’s internal debt remained at 8 years.

The following table summarizes the net internal debt of the Government at each of the dates indicated.

Net Internal Debt of the Government(1)

	At December 31,
	2011			2012			2013			2014			2015			At March 31, 2016(2)
				(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.	2,882.8	90.2%	Ps.	3,257.8	91.1%	Ps.	3,734.1	91.9%	Ps.	4,223.3	92.9%	Ps.	4,701.2	92.7%	Ps.	4,866.4	93.0%
Cetes		456.6	14.3		531.3	14.9		635.6	15.6		678.7	14.9		655.8	12.9		638.4	12.2
Floating Rate Bonds		202.5	6.3		200.4	5.6		216.6	5.3		232.6	5.1		296.5	5.8		317.0	6.1
Inflation-Linked Bonds		642.1	20.1		747.2	20.9		888.7	21.9		1,011.1	22.2		1,196.6	23.6		1,252.0	24.0
Fixed Rate Bonds		1,581.6	49.5		1,777.9	49.7		1,989.6	49.0		2,295.8	50.5		2,546.2	50.2		2,653.0	51.0
STRIPS of Udibonos		—	—		1.0	0.0		3.6	0.1		5.1	0.1		6.1	0.1		6.3	0.1
Other(3)		314.9	9.8		317.6	8.9		329.1	8.1		323.3	7.1		372.8	7.3		368.0	6.1

Total Gross Debt	Ps.	3,197.7	100.0%	Ps.	3,575.3	100.0%	Ps.	4,063.2	100.0%	Ps.	4,546.6	100.0%	Ps.	5,074.0	100.0%	Ps.	5,234.3	100.0%

Net Debt
Financial Assets(4)		(85.6)			(74.2)			(169.3)			(222.5)			(259.9)			(436.8)

Total Net Debt	Ps.	3,112.1		Ps.	3,501.1		Ps.	3,893.9		Ps.	4,324.1		Ps.	4,814.1		Ps.	4,797.5

Gross Internal Debt/GDP		20.5%			22.1%			24.2%			25.4%			26.9%			28.4%
Net Internal Debt/GDP		19.9%			21.6%			23.2%			24.1%			25.5%			26.0%

Note: Numbers may not total due to rounding.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria (none of which are outstanding since December 31, 2011). This is because the securities do not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.
(2)	Preliminary figures.
(3)	Includes Ps. 171.9 billion for 2011, Ps. 169.0 billion for 2012, Ps. 165.5 billion for 2013, Ps. 161.5 billion for 2014, Ps. 153.8 billion for 2015 and Ps. 149.5 billion for 2016 in liabilities associated with social security under the ISSSTE Law, as described under “The Economy – Employment and Labor” in the 2014 Form 18-K.
(4)	Includes the net balance (denominated in pesos) of the Federal Treasury’s General Account in Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

According to preliminary figures, at March 31, 2016, outstanding gross public sector external debt totaled U.S. $176.1 billion, an approximate U.S. $13.9 million increase from the U.S. $162.2 billion outstanding at the end of 2015. Of this amount, U.S. $172.3 billion represented long-term debt and U.S. $3.8 billion represented short-term debt. Overall, total public debt (gross external debt plus net internal public sector debt) represented approximately 45.6% of nominal GDP, an increase of 2.4 percentage points from the end of 2015.

The following tables set forth a summary of the external public debt of Mexico, as well as a breakdown of such debt by currency.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Government	Long-Term Debt of Budget- Controlled Agencies	Other Long- Term Public Debt(2)	Total Long- Term Debt	Total Short- Term Debt	Total Long- and Short-Term Debt
	(in millions of U.S. dollars)
At December 31,
2011	60,590	47,436	5,625	113,651	2,769	116,420
2012	66,912	50,063	5,626	122,601	3,125	125,726
2013	71,817	53,358	5,734	130,909	3,527	134,436
2014	78,379	58,863	5,627	142,869	4,797	147,666
2015(3)	82,493	69,621	6,943	159,057	3,152	162,209
At March 31,
2016(3)	88,245	77,158	6,888	172,292	3,775	176,066

By Currency(4)

	At December 31,															At March 31,
	2011			2012			2013			2014			2015			2016(3)
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	97,048	83.4%	U.S.$	105,836	84.2%	U.S.$	111,647	83.0%	U.S.$	121,927	82.6%	U.S.$	131,702	81.2%	U.S.$	138,880	78.9%
Japanese Yen		6,793	5.8		6,847	5.4		5,519	4.1		5,058	3.4		4,857	3.0		5,187	2.9
Swiss Francs		910	0.8		961	0.8		969	0.7		401	0.3		1,011	0.6		1,048	0.6
Pounds Sterling		1,906	1.6		1,993	1.6		1,369	1.0		2,848	1.9		2,694	1.7		2,626	1.5
Euro		9,377	8.1		9,530	7.6		11,489	8.5		13,986	9.5		18,834	11.6		25,261	14.3
Others		385	0.3		558	0.4		3,443	2.6		3,445	2.3		3,113	1.9		3,065	1.7

Total	U.S.$	116,420	100.0%	U.S.$	125,726	100.0%	U.S.$	134,436	100.0%	U.S.$	147,666	100.0%	U.S.$	162,209	100.0%	U.S.$	176,066	100.0%

Net External Debt of the Public Sector

	At December 31,										At March 31,
	2011		2012		2013		2014		2015		2016(3)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	113,631.6	U.S.$	121,659.0	U.S.$	130,949.7	U.S.$	145,617.4	U.S.$	161,609.5	U.S.$	173,924.2
Gross External Debt/GDP		10.4%		10.1%		10.5%		12.1%		14.8%		16.4%
Net External Debt/GDP		10.12%		9.8%		10.2%		12.0%		14.7%		16.6%

Gross External Debt of the Federal Government

	At December 31,															At March 31,
	2011			2012			2013			2014			2015			2016(3)
	(in millions of U.S. dollars, except for percentages)
U.S. dollars	U.S.$	51,704	84.3%	U.S.$	57,465	85.2%	U.S. $	62,285	86.3%	U.S. $	65,127	82.9%	U.S. $	66,298	80.3%	U.S. $	68,391	77.4%
Japanese yen		3,933	6.4		4,433	6.6		3,643	5.0		3,686	4.7		3,672	4.4		3,928	4.4
Swiss francs		267	0.4		—	—		—	—		—	—		—	—		—	—
Pounds sterling		741	1.2		774	1.1		789	1.1		2,302	2.9		2,177	2.6		2,213	2.4
Euros		4,694	7.7		4,771	7.1		5,447	7.6		7,437	9.5		10,422	12.6		13,879	15.7
Others		14	0.0		18	0.0		16	0.0		20	0.0		19	0.0		19	0.0

Total	U.S.$	61,352	100.0%	U.S.$	67,461	100.0%	U.S. $	72,180	100.0%	U.S. $	78,573	100.0%	U.S.$	82,588	100.0%	U.S.$	88,339	100.0%

Net External Debt of the Federal Government

	At December 31,										At March 31,
	2011		2012		2013		2014		2015		2016(3)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	59,642.5	U.S.$	66,016.5	U.S.$	69,910.4	U.S.$	77,352.4	U.S.$	82,320.3	U.S.$	87,327.1
Gross External Debt/GDP		5.5%		5.4%		5.6%		6.4%		7.5%		8.3%
Net External Debt/GDP		5.4%		5.3%		5.5%		6.3%		7.5%		8.3%

Net Debt of the Federal Government

	At December 31,					At March 31,
	2011	2012	2013	2014	2015	2016(3)
External Debt	21.1%	19.7%	19.0%	20.8%	22.7%	24.1%
Internal Debt	78.9%	80.3%	81.0%	79.2%	77.3%	75.9%

Note: Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which were outstanding as of July 31, 2015) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.
(2)	Includes development banks’ debt and the debt of other administratively-controlled agencies whose finances are consolidated with those of the Government.
(3)	Preliminary figures.
(4)	Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit.

Recent Securities Offerings

On February 23, 2016, Mexico issued €1.5 billion of its 1.875% Global Notes due 2022 and €1.0 billion of its 3.375% Global Notes due 2031.

On June 16, 2016, Mexico issued ¥45.9 billion of notes due 2019, ¥50.9 billion of notes due 2021, ¥16.3 billion of notes due 2026 and ¥21.9 billion of notes due 2036. These notes were placed in the Japanese public market and bear interest at 0.40%, 0.70%, 1.09% and 2.40%, respectively.